Himalaya Shipping Ltd. (HSHP) – Amendment to the Company’s LTIP and Grant of Share Options

Hamilton, Bermuda, April 4, 2025

The Board of Himalaya Shipping Ltd. ("Himalaya" or the "Company") adopted the framework for a long-term incentive plan for the Company's directors and other key human resources (the "LTIP") in September 2021. On April 3, 2025, the Board approved to increase the reserve of the Company's authorised but unissued share capital by 450,000, which is to be used as settlement upon exercise of the share options granted under the LTIP. Under this amendment, the maximum aggregate number of common shares that may be delivered pursuant to any and all awards under the LTIP was increased from 800,000 to 1,250,000, subject to adjustment due to recapitalization or reorganization as provided under the LTIP. The LTIP provides for the grant of share options and other awards as determined by the Board of Directors in its sole discretion.

In addition, the Board has now resolved to grant in total 200,000 share options to key management resources of the Company under the LTIP. Each share option gives the holder the right to purchase one share in the Company at an exercise price of US$7.50. The share options will cliff vest three years from the grant date and expire 5 years from the grant date.

Following the grant, the total number of available share options under the LTIP are 250,000 and the total number of outstanding share options in the Company is 1,000,000.

The following primary insiders were granted share options:

- Lars-Christian Svensen (Contracted CEO) was granted 120,000 share options, following which he holds in total 185,000 share options and 19,186 shares in the Company.

- Vidar Hasund (Contracted CFO) was granted 20,000 share options, following which he holds in total 120,000 share options in the Company.

For further queries, please contact:
Vidar Hasund, Contracted Chief Financial Officer,
Telephone +47 91361726

Please see the attached form of notification and public disclosure by the PDMRs.

This information is subject to the disclosure requirements in article 19 of the Regulation (EU) 596/2014 (the Market Abuse Regulation) and section 5-12 of the Norwegian Securities Trading Act.